Filed Pursuant To Rule 433

Registration No. 333-180974

August 21, 2014

SPDR GLD GOLD SHARES
Precise in a world that isn't.

Gold: The Original Liquid Alternative

In today's market environment, it is increasingly important to balance the need for diversification with risk-adjusted performance. Interest in alternatives (private equity, hedge funds, real estate, and commodities) has significantly grown over the past decade for two main reasons: 1) investors seek positive risk-adjusted returns and 2) they want to improve the diversification of traditional stock/bond portfolios while mitigating risk. Gold has historically shown that it may improve both.

GOLD AS AN ALTERNATIVE TO ENHANCE ALTERNATIVES

One of the foundations of modern asset allocation is that, over the long run, a well-balanced portfolio increases risk-adjusted returns. Hedge funds, private equity, real estate, liquid alternatives (managed futures, long/short equity) and even commodities can potentially help investors achieve higher risk-adjusted returns when compared to stocks and bonds alone. But gold may offer benefits that cannot be solely obtained by investing in bonds, stocks or other alternative strategies. In other words, whether an investor is considering adding alternatives to their asset allocation, has already done so, or is primarily focused on traditional assets, a gold investment can be a potentially strong complement to these strategies and may enhance portfolio performance.

In addition, gold returns tend to outperform other assets in periods of economic and financial turmoil (Figure 1), allowing investors to reduce risk when it is most needed. In this sense, gold allows investors to achieve "true" diversification of risk (Figure 2).

Broadly speaking, economic growth spurs demand for gold in the form of jewelry and technology, whereas recessions promote buying (investing in) gold as a store of value.[1] In turn, this creates a balance that drives gold's lack of correlation to other assets.[2]

GOLD: METAL BY DESIGN, CURRENCY BY NATURE

While we believe that commodities are an important portfolio diversifier that can help hedge against inflation, gold's unique characteristics make it stand out. Gold has low correlation to commodities (Figure 3) and, in general, we believe that investors should see gold as more than a line-item in a generic commodities basket allocation.

Gold's supply and demand dynamics are materially different when compared to commodities. Figure 4 divides demand into broad types. Various sources of industrial and technological demand may potentially be driven by the same macro-economic factors while gold's diverse demand types can balance risk through the business cycle.

In fact, gold most commonly responds to factors associated with currencies, rather than commodities.[3]

FIGURE 1: GOLD OUTPERFORMS MOST OTHER ASSETS DURING PERIODS OF TURMOIL


%
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
Gulf War I
LTCM
Dot.com Meltdown
9/11
2002 Recession
Great Recession
Sov't Debt Crisis I
Gold
US Equities
Commodities
Hedge Funds
Real Estate
Private Equity
US Treasuries

Source: Barclays, Bloomberg, Hedge Fund Research, J.P. Morgan, Thomas Reuters, and World Gold Council, Gold Investor, Volume 6, June 2014.

Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com meltdown: Q1 2001, 9/11: Q3 2001, 2002 recession: Q2/Q3 2002, U.S. Credit Crisis: Q4 2008/Q1 2009, European sovereign debt crisis: Q2 2010.

Past performance is not a guarantee of future results.

spdrgoldshares.com

WORLD GOLD COUNCIL

FIGURE 2: HEDGE FUNDS, PRIVATE EQUITY FUNDS AND REITS HAVE HIGH CORRELATIONS TO STOCKS



Correlation
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
Hedge Funds
Private Equity
Real Estate
Commodities
Gold
Emerging Markets
Developed Markets ex. U.S.
U.S. Small Cap
U.S. Large Cap

Source: Bloomberg and World Gold Council, Gold Investor, Volume 6, June 2014.
The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

FIGURE 3: GOLD'S CORRELATION TO COMMODITIES



Aluminum
Brent Crude
Coffee
Copper
Corn
Cotton
Crude Oil
Agriculture
Silver
Nickel
DJ UBS
0
0.2
0.4
0.6
0.8
1.0

Source: Bloomberg and World Gold Council, Gold Investor, Volume 6, June 2014.
The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

FIGURE 4: COMMODITIES BY DEMAND TYPE



(%)
120
80
40
0
Copper
Nickel
Silver
Platinum
Palladium
Gold
Consumer
Industrial and Technology
Investment
Central Banks

Source: Bloomberg and World Gold Council, Gold Investor, Volume 6, June 2014.

FIGURE 5: COMPARISON OF LIQUID ALTERNATIVES TO GLD

	LIQUID ALTERNATIVES	GLD
Liquid	Yes	Yes
Transparent	Potentially	Yes
Track Record	Relatively short	10 years
Performance Tracking	Can lag due to high cash balances and fees	Minimal
Fees	1.9% to 4.9% in mutual fund structure	0.40%

Source: State Street Global Advisors. As of June 30, 2014.
The gross expense ratio is the funds total annual operating expenses ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the funds most recent prospectus.

FIGURE 6: PERFORMANCE RANGE OF ALTERNATIVES

ANNUALIZED RETURNS FROM 07/2004 TO 06/2014 OF MORNINGSTAR ALTERNATIVE MUTUAL FUND UNIVERSE

# MANAGERS	872	805	405	111
DESCRIPTION	YTD RETURN	1 YEAR RETURN	5 YEAR RETURN	10 YEAR RETURN
Maximum	75.17	186.49	57.73	18.96
Universe Average	0.64	6.39	3.72	3.80
Minimum	-81.14	-90.78	-63.44	-20.27
Universe Median	1.42	5.18	5.28	6.00
London Gold (PM Fixing $/ozt)—Price	9.17	10.32	7.07	12.76

Source: Morningstar and State Street Global Advisors, as of June 30, 2014.
Past performance is not a guarantee of future results.
The performance figures contained herein are provided on a net of fees basis, reflecting the deduction of investment management fees. The performance includes the reinvestment of dividends and other corporate earnings and is calculated in (INSERT CURRENCY eg: US dollars).

ALTERNATIVE. LIQUID. TRY SPDR® GOLD SHARES (GLD)

Added liquidity, daily pricing, and diversification benefits are just some of the potential advantages that typically attract investors to liquid alternatives such as managed futures, volatility, and long short equity funds. Moving away from traditional securities such as stocks, bonds, and cash, investors have turned to liquid alternatives in order to diversify risk exposures.

SPDR Gold Shares may offer investors an innovative, relatively cost-efficient and secure way to access the gold market and its liquidity and diversification characteristics. GLD was intended to offer investors a means of participating in the gold bullion market without the necessity of taking physical delivery of gold, and to buy and sell that participation through the trading of a security on a regulated stock exchange.

When compared to other liquid alternative investments, GLD shares some positive characteristics of traditional liquid alternatives without several of their disadvantages, such as potentially high cost, a lack of transparency, and difficulty in selecting the right manager or strategy.

SPDR GLD GOLD SHARES
2
WORLD GOLD COUNCIL

Returns across the alternatives mutual fund universe can vary CONCLUSION widely. For example, returns in the Morningstar Alternative Gold may offer several of the advantages that have typically Mutual Fund universe ranged from +186.49% to -90.78% attracted investors to liquid alternatives, but without the net of fees over the 1-year period ending 6/30/2014.4 This same limitations such as high fees, lack of transparency, and highlights how liquid alternatives may be beneficial to divergence in manager performance. Gold may even offer investors, but individual manager selection is of paramount additional advantages such as transparency and low cost, importance. Gold has outperformed the average alternative making it a liquid alternative that is in a class of its own. While manager by 896 bps annually over the 10-year period ending diversification has been a key driver for the growth in all 6/30/2014.5 At the same time, when viewing gold under this alternative assets, during a market crisis—when diversification lens, it has attractive return characteristics as seen in Figure 6. is needed most—many alternative assets actually increase their correlation to the stock market. The exception to this trend has historically been gold. 1 World Gold Council, Gold Investor, Volume 6, June 2014. 2 World Gold Council, Gold Investor, Volume 6, June 2014. 3 World Gold Council, Gold Investor, Volume 6, June 2014. 4 Morningstar and State Street Global Advisors, as of June 30, 2014. 5 Morningstar and State Street Global Advisors, as of June 30, 2014. SPDRGLDGOLD SHARES WORLDGOLDCOUNCIL 3

STATE STREET GLOBAL MARKETS, LLC State Street Financial Center One Lincoln Street Boston, MA 02111 866.320.4053 spdrgoldshares.com FOR PUBLIC USE. IMPORTANT RISK INFORMATION ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Important Information Relating to SPDR Gold Trust: The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares. com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. Investing in commodities entails significant risk and is not appropriate for all investors. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. These investments may have difficulty in liquidating an investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities. Diversification does not ensure a profit or guarantee against loss. Risk associated with equity investing include stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions. Hedge funds are typically unregulated private investment pools made available to only sophisticated investors who are able to bear the risk of the loss of their entire investment. An investment in a hedge fund should be viewed as illiquid and interests in hedge funds are generally not readily marketable and are generally not transferable. Investors should be prepared to bear the financial risks of an investment in a hedge fund for an indefinite period of time. An investment in a hedge fund is not intended to be a complete investment program, but rather is intended for investment as part of a diversified investment portfolio Investing in REITs involves certain distinct risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of credit extended. REITs are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs, especially mortgage REITs, are also subject to interest rate risk (i.e., as interest rates rise, the value of the REIT may decline). Asset Allocation is a method of diversification which positions assets among major investment categories. Asset Allocation may be used in an effort to manage risk and enhance returns. It does not, however, guarantee a profit or protect against loss. Investing in futures is highly risky. Futures positions are considered highly leveraged because the initial margins are significantly smaller than the cash value of the contracts. The smaller the value of the margin in comparison to the cash value of the futures contract, the higher the leverage. There are a number of risks associated with futures investing including but not limited to counterparty credit risk, currency risk, derivatives risk, foreign issuer exposure risk, sector concentration risk, leveraging and liquidity risks. Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise bond values and yields usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. Not FDIC Insured No Bank Guarantee May Lose Value “SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus. Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR S&P 500, SPDR S&P MidCap 400 and SPDR Dow Jones Industrial Average, and all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Markets, LLC. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • spdrgoldshares.com © 2014 State Street Corporation. All Rights Reserved. ID1702-IBG-12243 Exp. Date: 8/31/2015 IBG.GOLA.0814 SPDRGLDGOLD SHARES WORLDGOLDCOUNCIL 4

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.